Mail Stop 4561

January 30, 2008

Brian E. Shore
President and CEO
Park Electrochemical Corp.
48 South Service Road
Melville, NY 11747

      Re: **Park Electrochemical Corp.**
              Form 10-K for the fiscal year ended February 25, 2007
              Filed May 10, 2007
              File No. 001-04415

Dear Mr. Shore:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 25, 2007

Part I

Item 1. Business, page 4

1. It appears that Sanmina-SCI Corporation, and TTM Technologies, Inc. represent 16.7% and 10.7%, respectively, of your total worldwide sales of printed circuit materials in FY 2007. We also note your risk factor disclosure on page 17 that a loss of one or more of your key customers could affect your business. Because you appear to be substantially dependent on your agreements with Sanmina-SCI Corporation, and TTM Technologies, Inc, please advise if you considered including in your Form 10-K a description of your

contractual arrangements with these customers and filing your agreements with them as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Definitive Proxy Statement of Schedule 14A

Executive Compensation, page 6

2.   As you are aware, the Division has recently released Staff observations relating to a focused review of executive compensation disclosure. This guidance, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm, may be helpful as you draft future versions of your executive compensation and other related disclosure. In drafting future executive compensation disclosure, please consider in particular providing a more complete description of your executive compensation practices in the following areas:

- appropriate analysis and insight into how the Committee determined specific payouts;
- benchmarking of the elements of your compensation program; and
- appropriate disclosure of the specific items of corporate performance that are taken into consideration in making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items.

Signatures

3.   It does not appear that your Form 10-K has been signed by either your principal accounting officer or controller, as is required by General Instruction D to the Form 10-K. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please advise.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director